UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-42442

YOUXIN TECHNOLOGY LTD

Room 1005, 1006, 1007, No. 122 Huangpu Avenue West,

Tianhe District, Guangzhou, Guangdong Province

People’s Republic of China

Tel: +86 13631357745

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Explanatory Note:

On December 9, 2025 at 10:00 AM, Beijing Time, Youxin Technology Ltd (the “Company”) held its annual general meeting of shareholders (the “Annual Meeting”) for the fiscal year ended September 30, 2025, at the Company’s executive offices at Room 1005, 1006, 1007, No. 122, Huangpu Avenue West, Tianhe District, Guangzhou, Guandong Province, 510000, People’s Republic of China. At the Annual Meeting, the Company’s shareholders approved the proposals listed below.

A total of 178,996,773 of the Company’s ordinary shares voted present in person or by proxy, representing 98.77% of the total issued voting ordinary shares entitled to vote at the Annual Meeting and constituting a quorum for the transaction of business. Therefore, the Annual Meeting was properly convened.

The final results for the votes regarding each proposal are set forth below. Each of these proposals is described in detail in the Company’s proxy statement, filed with the Securities and Exchange Commission on October 31, 2025.

1. Ordinary Resolution THAT Jinhou Sun, Shaozhang Lin, Qing Gao, Richard Wee Yong Seow, Edward C. Ye be re-elected as directors of the Company, each to serve a term of one fiscal year or until their successors are duly elected and qualified.

Name	For	Against	Abstain
Jinhou Sun	178,959,361	35,241	2,171
Shaozhang Lin	178,959,365	35,237	2,171
Qing Gao	178,959,501	35,103	2,169
Richard Wee Yong Seow	178,959,734	34,866	2,173
Edward C. Ye	178,959,757	34,701	2,315

2. Ordinary Resolution THAT Marcum Asia CPAs LLP be appointed as the Company’s independent registered public accounting firm for the fiscal year ending September 30, 2026.

For	Against	Abstain
178,966,225	29,905	643

3. Ordinary Resolution THAT the authorized share capital of the Company be increased FROM US$50,000 divided into (i) 5,000,000 class A ordinary shares of US$0.008 par value each and (ii) 100,000,000 class B ordinary shares of US$0.0001 par value each, TO US$1,648,000 divided into (i) 204,750,000 class A ordinary shares of US$0.008 par value each (the “Class A Ordinary Shares”) and (ii) 100,000,000 class B ordinary shares of US$0.0001 par value each (the “Class B Ordinary Shares”), by the creation of an additional 199,750,000 Class A Ordinary Shares of US$0.008 par value each (the “Share Capital Increase”).

For	Against	Abstain
178,949,639	46,910	224

4. Ordinary Resolution THAT immediately following the Share Capital Increase, 80,000,000 authorized but unissued Class B Ordinary Shares be cancelled and the amount of the authorized share capital of the Company be diminished by the amount of the Class B Ordinary Shares so cancelled (the “Share Cancellation”) such that following the Share Cancellation, the authorized share capital of the Company shall become US$1,640,000 divided into (i) 204,750,000 Class A Ordinary Shares of US$0.008 par value each and (ii) 20,000,000 Class B Ordinary Shares of US$0.0001 par value each.

For	Against	Abstain
178,949,914	44,876	1,982

5. Special Resolution THAT the existing fourth amended and restated memorandum and articles of association of the Company (the “Current M&A”) be amended and restated by the deletion of the Current M&A in their entirety and their substitution in their place of the Fifth Amended and Restated Memorandum and Articles of Association in the form as set forth in Annex A to the notice of the Meeting to reflect the Share Capital Increase and the Share Cancellation.

For	Against	Abstain
178,951,313	42,560	2,899

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Youxin Technology Ltd

Date: December 9, 2025	By:	/s/ Shaozhang Lin
	Name:	Mr. Shaozhang Lin
	Title:	Chief Executive Officer